Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

July 27, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Immediate Report – Withdrawal of Potential Class Action Lawsuit Against Pelephone

Bezeq hereby updates Section 3.16.1(L) in the chapter describing Bezeq’s business in Bezeq’s annual report for 2019.

Bezeq reports that on July 26, 2020 a ruling was given in the Central District Court approving a motion by agreement to withdraw a motion for approval of a class action against Bezeq’s subsidiary, Pelephone Communications Ltd. (“Pelephone”), and to dismiss the plaintiffs’ personal claim against Pelephone.

The claim had alleged that Pelephone and other companies had marketed and/or provided cellular service to cellular devices manufactured by Xiaomi from which it was not possible to call the emergency numbers in Israel.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.